INVEST IN **SLABMAGS**

# Premium Protection For Your Favorite Trading Cards


SLABMAGS
0:02 / 1:20

slabmags.com Ontario CA

## Featured Investors



**Karol Dembowski**

Syndicate Lead

I'm an artist who focuses on constant growth and pursuing perfection. When working I'm always giving my absolute...

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As a card artist and collector, Slabmags has found a special place in both my collection and my work. The product truly enhances my pieces and elevates them to the next level—something I believe my customers and fellow artists would agree with.

I'm honored to take on the role of their lead investor. What stands out to me is the authentic dedication of the Slabmags team to bringing forth new innovative products to the hobby while supporting card artists and dealers along the way. They are more than just a product; they are a company that genuinely cares about making a positive impact within the hobby.

In the realm of collectibles, Slabmags has truly changed the game for me. It's not just about protection; it's about cherishing the things we hold dear. I'm genuinely eager to see where their journey takes us. I invite you to join me in supporting Slabmags on Wefunder and be part of this meaningful journey together

Invested $5,000 this round

## Highlights

1. No debt and a $500,000 run rate growing 90% YoY.
2. Already established credit line for upcoming and future purchase orders.
3. Looking for strategic partners such as auction houses, grading companies, and mobile apps.
4. Qualified brands can gain extra exposure through our web and print advertising channels.
5. Over 200 Slabmag dealers worldwide with further growth opportunity in-store retail & e-commerce.

(6) Growing social media presence with over 16,000+ followers.

(7) Modular & versatile case design accommodates most types of graded & non-graded cards and wax packs.

(8) The most extensive selection of cases in all sizes & colors for the top grading companies.

## Our Team



**Albert Young**  Partner

A seasoned entrepreneur with over 15 years of operations, sales, and management experience. Albert brings a wealth of expertise to revolutionize the sports card industry, merging a lifelong passion with a proven track record in business leadership.



**Cory Hanson**  Partner

A coach, seasoned sales professional, and avid Barry Sanders collector, draws on his educational background to introduce more young collectors to The Hobby.



**Tim Juang**  Partner

With two decades of expertise in overseas sourcing, manufacturing, and logistics, Tim, a seasoned business owner, channels his experience to shape new products tailored specifically for The Hobby.



**Kevin Tsai**  Partner

Leveraging over two decades of ecommerce experience, Kevin contributes a wealth of expertise in online sales to the team. His mission is to elevate the hobby by introducing innovative, game-changing products for collectors.

## Diversify Your Hobby Portfolio By Becoming An Owner Of Slabmags



## Receive Exclusive Perks & Colors As An Investor

Are you eagerly awaiting unique sizes and colors from Slabmags? With a $100 investment, you can play a crucial role in expediting the production of our limited edition Slabmags and, in return, gain ownership of the company. Whether you're a small or large investor, we offer a range of perks for those looking to participate in our Wefunder campaign. Join us in shaping the future of Slabmags!

*(Preview Our Perks To Learn More About What Limited Edition Slabmags Come With Your Investment)*

**WEFUNDER EXCLUSIVE SLABMAGS**



## Let's All Grow With The Industry

The collectible trading card market has been rapidly growing, with global markets for sports and non-sports trading cards increasing significantly in value over the past decade. In 2021, the sports trading card marketplace alone was valued at over $12.9 billion. This trend is expected to continue, driven by the expansion plans of entities like Fanatics and other major corporations seeking to capitalize on this market.



*forward looking projections not guaranteed*

The surge in trading cards and the growing demand for authentication have created significant opportunities for grading companies like PSA, SGC, CGC, and Beckett to flourish in recent years. In the past year, more than 15 million trading cards were authenticated and graded. According to grading trend data tracked by Gemrate, the four major grading companies, PSA, SGC, CGC, and Beckett, have consistently witnessed month-over-month increases in the number of graded items, with over 1,000,000 sports trading cards being graded each month. On average, that's more than 37,000 cards graded per day!



These graded cards include sports cards such as baseball, football, and basketball, as well as trading card games like Pokémon and Magic: The Gathering. The millions of graded cards are encased in what's known as a "slab" - a protective encasement of the card and the assigned card grade by the grading company.





Slabbed cards hold both monetary and sentimental value for owners seeking long-term preservation and do not want to see their Slabs damaged. The costs and risks associated with repairing a damaged slab has led to an opportunity for Slabmags and our protective cases. With the rising number of valuable slabs, the demand for a practical and stylish protection solution is increasing month over month.

## Introducing Slabmags. We sought to fill a void in the market and provide a premium, versatile and stylish slab protective solution for graded cards.



The origin story of Slabmags dates back to the 90s when a few friends started their collection of sports cards. When Covid happened, we had a chance to dig through our old childhood card collections and reignite our passion and love for collecting cards. At the time, we wanted to buy protective cases for slabs but found that the market was limited to lower-quality cases that didn't quite fit our needs.

With the help of our co-founder Tim, who has 20 years of experience in overseas manufacturing and domestic fulfillment, we decided to develop our own premium cases that would be everything we wanted in slab protection. The resulting prototype was a slab case product with an aluminum alloy frame, crack-resistant tempered glass, full UV protection, and a built-in safety lock. With Tim's expertise, we were able to go from concept to a production run of Slabmags within 6 months.



Slabmags offers comprehensive protection without compromise, allowing you to showcase your collection securely. With complete UV protection to preserve the vibrancy of your cherished autographs and cards, as well as aluminum alloy frames available in a range of colors and finishes, you can uniquely customize your display to match your preferred sports teams, Pokémon, TCG, Marvel characters, and beyond.

We provide one of the most versatile premium case products that can protect slabs, non-graded cards, and wax packs. Our modular design can accommodate a slabs, non-graded cards, and wax packs. Our modular design can accommodate a wide range of cards, not limited to only slabs.



## Slabmags has been recognized as a premium product throughout the Sports Card & TCG Community.



**1,194** posts    **16K** followers    **6,853** following

Slabmags

ⓢ slabmags

Product/service
Premium Slab Protection - Built In UV Protection
🔗 linktr.ee/slabmags

We consistently receive excellent feedback from our community, and our social engagement is organically growing with over 16,000+ Instagram followers and counting. Our growth is driven by our customers' desire to color-match their favorite sports, TCG, or pop culture trading cards.

Our comprehensive range of SKUs, available in various sizes and thicknesses to accommodate leading grading companies, provides us with a distinct advantage that sets us apart from our competitors. This strategic advantage has not only expanded our market presence but has also fueled significant growth within the collector community.



Our passionate collector community views Slabmags as a valuable tool to enhance their showcases at card shows, highlighting the importance of each card in a sea of available cards for sale.

For example, we were honored to have the opportunity to display the 1914 Baltimore News card at the Babe Ruth Birthplace and Museum. The 1914 Baltimore News Babe Ruth Rookie Card is considered one of the world's rarest and most revered baseball cards, with only 10 copies in existence. This exact copy recently came up for auction and sold for a record $7.2 million dollars on 12/3/2023.



Babe Ruth's Most Valuable Baseball Cards Showcased and Protected ...
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Watch on YouTube

## Our formula to success was based on delivering excellent customer service and establishing our own distribution channels.

From the beginning, we recognized the importance of ensuring that our customers and community were heard and well taken care of. Not only did we strive to provide a great product, but we also aimed to offer the best possible customer experience. To propel our company to the next stages of our business, we will rely on customer feedback to ensure that we continue in the right direction.

Simultaneously, we also believed it was crucial to take our time in developing our own distribution channels rather than rushing into a major partnership with a single large distributor for instant sales and growth. We believe that establishing direct partnerships with numerous individual dealers reduces our risks and grants us autonomy, as we are not solely dependent on a limited number of distributors. That being said, we have worked tirelessly over the years to establish our initial sales channels through direct partnerships with over 200+ local dealers and hobby shops. These partners distribute our product at major trading card shows across the US and globally, providing us with valuable insights into our performance and shaping the direction of our business.



## Our sales have grown organically through social channels, wholesale, and trade shows, thus what's Next?

We have recently enhanced our website and backend systems to optimize functionality and SEO, resulting in increased B2C sales and web traffic. These improvements have significantly boosted brand awareness, directly supporting the next stage of our business and growth plans.

As part of our growth strategy, we plan to allocate additional resources to develop our B2B wholesale partnerships. This involves providing our dealers/distributors with more marketing tools, drop shipping capabilities, and new products to foster their success and growth within the Slabmags brand. Many of these new products will come from our friends at Collect3d, thus providing our dealers with a multitude of products at various price points.

We're also improving our B2B dealer portal to create a more streamlined purchasing experience with faster delivery times, ensuring they have sufficient time to prepare for offline shows.


SLABMAGS
Premium Slab Protection
FOLLOW US ON SOCIAL MEDIA
SLABMAGS
Premium Slab Protection
SLABS
PACKS
NON GRADED



We also plan to allocate a portion of this Wefunder investment to increase our direct to consumer advertising efforts, collaborating with social media influencers to create more engaging giveaway for adults and children within the hobby.

We also see a significant opportunity to grow our e-commerce sales through platforms like Facebook, Instagram, TikTok, and Google ads. In addition, we're putting in the effort to improve the way we present our products on major sales channels such as eBay and Amazon.

With these efforts, we anticipate continued increase in our sales volume, thus we've taken steps to refine our Standard Operating Procedures (SOP). This is important to us because it ensures that we can maintain a consistently high level of customer service, especially as we aim to take our business to the next level. It's our way of showing our commitment to providing a great experience for all of our customers, no matter how much we grow.



## Our loyal community of customers is spearheading the future of Slabmags.

The support and positive feedback we've received from the card collector community have been incredible. This valuable input has enabled us to expand and enhance our product line, creating a direct feedback loop that drives our growth.

We are working on exclusive color variations and limited releases that will generate more excitement around our products. These releases will involve partnerships with content creators, card artists, and licensees during specific seasons or periods, and after the release, the colorway will not be made for quite some time, creating scarcity and fostering a secondary market around the cases.





Furthermore, as the direct manufacturer, another component of our business that we plan to focus on in 2024 is our OEM capabilities. Currently, we are in the prototyping stage for producing slabs and accessories for grading companies, actively bidding to become their OEM manufacturer.

As an example of our OEM capabilities, we've recently collaborated with an early-stage company called Rizzmag. They sought our assistance in the development and manufacturing of a line of colored cardholders, with plans for a large-scale release later this year. Thanks to our newly formed partnership, Rizzmag will have the opportunity to leverage our sales channels and dealer network, avoiding the need to create their distribution network from scratch. This partnership allows for rapid market penetration and distribution of their products.



As Slabmags grows over time, we hope to continue working with other partners within the hobby to assist them in backend manufacturing, which is the strength of our business, so our partners can focus their time and energy on the consumer-facing end of their business.

## Introducing our premium protective cases for Comic Books.

One of our exciting new products that our community has been requesting is a protector for graded and non-graded comics. This "Slabmag" for comics would be the first of its kind and would offer all the same amazing protective features as our Slabmags for trading cards. We're excited to offer this new product in Q2 2024, along with a suite of other hobby-related accessories in different verticals such as Funko Pop, Toys, and Games.



## We are offering an opportunity for our early supporters and Slabmags community to be a part of our growth.

What truly distinguishes Slabmags is our dedicated customer community, which encompasses collectors from all over the world with some of the greatest collections. Their feedback will be instrumental in shaping the future of Slabmags, influencing the new products we introduce and our approach towards marketing these new products. As our brand, community, and website traffic continue to grow, it will further create barriers against potential competitors, unlock potential partnerships and advertising avenues with brands seeking exposure to our amazing customer base.

We are a debt-free startup with minimal fundraising to achieve a $500,000 second-year run rate. This will represent a more than 90% increase in sales year-over-year, primarily driven by organic growth.

We believe that by opening our doors to the passionate Slabmags community, we can accelerate our growth, further align our interests, and develop additional premium products through the feedback loop of our investor community. Our wish is to have the early supporters of our community, who have helped us quickly grow to this point, also become shareholders of Slabmags and participate in the continued success.

Slabmags is just getting started, and we aim to become the premier company for protection and accessories for all types of collectibles, not just sports cards 🚀

Have more questions? Please feel free to leave them in the "Ask Questions" section or email us at **partnerships@slabmags.com**.

**Disclaimer:** All Wefunder perks will be deployed to customers when the Wefunder officially closes and the company receives the investment capital. Some perks may be delivered immediately after the Wefunder closes, and some may be delivered within a timeframe of 30 to 90 days. In addition, before reserving with us on Wefunder, please confirm that you meet our brand's qualification criteria. We do not accept reservations from non-qualified brands, including those with similar product lines.







INVESTOR PERKS
$250+
25% Off Retail Website Discount Code (2x Use)
+ First Access to New Color Drops
$500+
25% Off Retail Website Discount Code (2x Use)
+ (5) Additional Wefunder Exclusive Slabmags
$1,000+
30% Off Retail Website Discount Code (3x Use)
+ (8) Additional Wefunder Exclusive Slabmags
$2,500+
30% Off Retail Website Discount Code (3x Use)
+ (20) Additional Wefunder Exclusive Slabmags
$5,000+
Everything in $2,500 perks + (3) Comic Book Slabmags
+ Gold Tier Dealer Account
$10,000+
Everything in $5,000 perks + Qualified Brands Will Be Featured On Our Website For 2024
$15,000+
Everything in $10,000 perks + Qualified Brands Will Be In Our Print Packaging For 2024
$25,000+
Everything in $15,000 perks + Qualified Brands Will Receive A Custom Color Slabmag
Disclaimer:
Before reserving with us on Wefunder, please confirm that you meet our brand's qualification criteria. We do not accept reservations from non-qualified brands, including those with similar product lines.

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Disclaimer:
Before reserving with us on Wefunder, please confirm that you meet our brand's qualification criteria. We do not accept reservations from non-qualified brands, including those with similar product lines.

WEFUNDER EXCLUSIVE SLABMAGS
Choose The Below Perks With Your Investment


Ultra Thick BGS
(Metallic Gold)
Standard PSA
(Rainbow)
Standard TAG
(Metallic Gold)
Standard PSA
(White)
Disclaimer:
Exclusive Slabmags delivery within 60 days after Wefunder campaign closes. Delays may occur due to unforeseen circumstances. Thank you for your support.